

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

December 15, 2005

Mail Stop 7010

By U.S. Mail and facsimile to (713) 861-0772

Charles A. Carroll
President and Chief Executive Officer
Goodman Global Holdings, Inc.
2550 North Loop West, Suite 400
Houston, Texas 77092

> **Re: Goodman Global Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 23, 2005**
> **File No. 333-128462**

Dear Mr. Carroll:

　　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated October 18, 2005. Please submit a revised letter containing the representation contained in <u>Shearman & Sterling</u> (July 2, 1993) that broker-dealers participating in the offer have not entered into any arrangement or understanding to distribute the Exchange Notes.

Prospectus Summary, page 1

2. We note your response to comment 8 of our letter dated October 18, 2005. The information presented in Tab B of the supplemental materials indicates that UTC's market share increased by 9.3%, while your market share increased 2.7% and Trane's market share increased 2.4%. Please reconcile these changes in market share with the statement in your prospectus that "[o]ver the last ten years, we believe we have grown faster than any of our primary competitors," and revise

as appropriate. In addition, if you retain this statement, please revise to indicate that you are referring to market share.

Use of Proceeds, page 28

3. We note your response in this section to comment 27 of our October 18, 2005 letter. Please clarify whether your parent, Goodman Global, lent the previous term loan bearing 4% interest maturing on November 21, 2009. If so, please revise here as well as in Certain Relationships and Related Transactions to disclose the information required by Item 404 of Regulation S-K.

Management's Discussion and Analysis, page 35
Industry, page 36

4. Please reconcile the statement here and on page 52 that "HVAC industry unit shipments totaled approximately 11.1 million in 2004 with the fact that the sum of the unit sales of "Unitary ACs and Heat Pumps" and "Furnaces, Gas, Warm Air" presented in Tab A of your supplemental materials is 10,920,091.

Critical Accounting Policies and Estimates, page 38
Identifiable Intangible Assets, page 40

5. Please amend your critical accounting policies to provide a comprehensive discussion of how you determined the values assigned to the intangible assets recorded in connection with the acquisition. Specifically address the material underlying assumptions you used to determine the fair value of these assets.

Liquidity, Capital Resources and Off-Balance Sheet Arrangements, page 44

6. We note your response to our prior comment 25; however, it does not appear that you have addressed the underlying reasons for changes in your accounts receivable balances. Additionally, please address the significant increase in the allowance for doubtful accounts in 2004. Please amend your filing to include these specific disclosures. Refer to SEC Release 33-8350.

Certain Relationships and Related Party Transactions, page 68

7. Please confirm, if true, that the $20 million transaction fee paid to Apollo is included in the $68.7 million of acquisition costs on the income statement.

Basis of Presentation, page F-16

8. We note your reference to a third party appraisal firm for determining fair values of assets acquired in the acquisition. Please name the expert and provide their

consent as required by section 436(b) of Regulation C or delete your reference to them. Please ensure that this reference is not made elsewhere in the filing.

Note 2 – Significant Accounting Policies – Identifiable Intangible Assets, page F-17

9. Please tell us and amend your filing to describe how you determined that a useful life of 40 years for your customer relationships is appropriate.

Note 6 – Long Term Debt, page F-27

10. We reviewed your response to prior comment 43. As previously requested, please amend your filing to disclose that Goodman Global, Inc. does not have any independent assets or operations.

Note 11 – Contingent Liabilities, page F-33
Corrective Action Plan

11. We reviewed your revision relating to prior comment 44. Please supplementally provide us with a roll-forward of your reserve account related to the CAP for all periods presented.

Part II
Undertakings, page II-3

12. We note your response to comment 47 of our letter dated October 18, 2005. Your offering, as presently constructed, may continue for longer than 30 days, as contemplated by Rule 415(a). Accordingly, please revise your undertaking disclosure to include all of the information contained in paragraph (a) of Item 512.

Exhibits
Exhibit 5.1

13. We note your response to comments 49 and 50 of our October 18, 2005 letter. We will review the revised legality opinion when it is filed in conjunction with our prior comments. Please take our review of this document into account for your planning purposes.

As appropriate, please amend your registration statement in response to these comments. You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 3768 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 with any other questions. Alternatively, you may contact me at (202) 551-3767.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Gregory A. Ezring, Esq. (*via facsimile* 212/751-4864)
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, New York 10022